787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 5, 2013

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ClearBridge Small Cap Value Fund and ClearBridge Tactical Dividend Income Fund (the “funds”), each a series of

Legg Mason Partners Equity Trust (the “Trust”)

Post-Effective Amendment No. 265 (the “Amendment”)

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Dear Ms. Lithotomos:

The Trust filed the Amendment on March 21, 2013 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of May 20, 2013. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with the undersigned on May 2, 2013. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.

Comment No. 1: You noted that Kevin Rupert, the staff accountant, suggested that the disclosure in the fee table footnote about expenses for Class IS shares not exceeding expenses for Class I shares should be deleted.

Response: The Trust respectfully submits that the disclosure should not be deleted because the cap will limit Class IS expenses if the gross expenses for that class are higher than the expenses for Class I.

Comment No. 2: You asked the Trust to replace the heading in the section titled “Certain risks” with the title “Principal risks.”

Response: The Trust respectfully submits that the current disclosure is sufficient.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 3: You asked the Trust to confirm that the derivatives disclosure is in accordance with the guidance provided in the letter dated July 30, 2010 to the Investment Company Institute from the staff of the Securities and Exchange Commission regarding Derivatives-Related Disclosures by Investment Companies.

Response: The Trust is familiar with the above-referenced letter. The Trust believes that its derivatives-related disclosures are appropriate.

Comment No. 4: With respect to ClearBridge Tactical Dividend Income Fund, you asked the Trust to explain supplementally what is meant by “other instruments with similar economic characteristics” in the fund’s 80% test.

Response: The phrase “other instruments with similar economic characteristics” refers to derivatives with economic characteristics similar to those of the securities in the fund’s 80% test. The Trust notes that in the adopting release for Rule 35d-1, the Commission stated that fund could include “a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Final Rule: Investment Company Names, Inv. Co. Act Rel. No. 24828 (Jan. 17, 2001) at n. 13.

Comment No. 5: In the Statements of Additional Information, you asked the Trust to revise the following disclosure about borrowing: “To limit the risks attendant to borrowing, the 1940 Act requires the fund to maintain at all times an ‘asset coverage’ of at least 300% of the amount of its borrowings.”

Response: The disclosure has been revised in response to the comment as follows:

“To limit the risks attendant to borrowing, the 1940 Act requires the fund to maintain an ‘asset coverage’ of at least 300% of the amount of its borrowings, provided that in the event that the fund’s asset coverage falls below 300%, the fund is required to reduce the amount of its borrowings so that it meets the 300% asset coverage threshold within three days (not including Sundays and holidays).”

The Trust’s Tandy representations are enclosed with this letter.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Enclosures

cc:	Rosemary D. Emmens, Esq., Legg Mason & Co., LLC

Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP

Laura Gavenman, Esq., Willkie Farr & Gallagher LLP

Neesa N. Patel, Esq., Willkie Farr & Gallagher LLP

Legg Mason Partners Equity Trust

620 Eighth Avenue, 49th Floor

New York, New York 10018

June 5, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust”)

Post-Effective Amendment No. 265 to the Registration Statement on Form N-1A

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Ladies and Gentlemen:

In connection with the Commission Staff’s review of Post-Effective Amendment No. 265 to the Registration Statement on Form
N-1A of Legg Mason Partners Equity Trust on behalf of ClearBridge Small Cap Value Fund and ClearBridge Tactical Dividend Income Fund, each a series of the Trust, as filed with the Commission on March 21, 2013 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Legg Mason Partners Equity Trust

By:	/s/ Rosemary D. Emmens
Name:	Rosemary D. Emmens
Title:	Assistant Secretary